PMU News Release #05-02 TSE, AMEX Symbol PMU January 27, 2005

PACIFIC RIM SIGNS US $5 MILLION LETTER OF INTENT TO SELL ANDACOLLO ASSET

Pacific Rim Mining Corp. (“Pacific Rim”) has signed a letter of intent (“LOI”) to sell its wholly owned subsidiary DMC Cayman Inc. to a private arms-length investor subject to regulatory approval and completion of a formal final agreement within 15 days. The agreement will close within a further 30 days. DMC Cayman Inc.’s primary holding is the Andacollo gold mine in Chile, which was officially shut down in December 2000 by Pacific Rim’s predecessor company Dayton Mining Corporation.

Under the terms of the agreement, the purchaser will make staged payments totalling US $5 million cash under the following schedule: a non-refundable earnest deposit of US $100,000 upon signing of the LOI (in transit); US $900,000 upon signing of a final agreement, to be escrowed until closing, expected within 30 days of signing of a final agreement; US $1 million on June 1, 2005; US $1 million 18 months after closing; US $1 million 30 months after closing; and, $1 million 36 months after closing.

“We are thrilled to be able to monetize the Andacollo asset at this time,” states Tom Shrake, CEO. “We will use these funds to expedite our definition drilling program and resource estimate at the South Minita gold zone by adding a third drill rig to the low cost El Dorado project. The newly discovered South Minita gold zone has the potential to build upon our recently announced pre-feasibility study results through the definition of new gold ounces.”

About Pacific Rim Mining Corp.
Pacific Rim is a revenue-generating gold exploration company with operational and exploration assets in North, Central and South America. Pacific Rim utilizes the cash flow from its 49% interest in the Denton-Rawhide gold mine in Nevada to explore, define and advance its projects, including the flagship El Dorado gold project in El Salvador. Pacific Rim’s goal is to become a highly profitable, growth-oriented, intermediate-level gold producer that is environmentally and socially responsible.

On behalf of the board of directors,	For further information call
Toll Free: 1-888-775-7097 or
“Thomas C. Shrake”	(604) 689-1976, or visit
www.pacrim-mining.com
Thomas C. Shrake
CEO

Information set forth in this document may involve forward-looking statements. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond Pacific Rim’s control, including: the eventual completion of a final agreement; fulfillment of the terms laid out in the letter of intent; actual use of the proceeds of this sale; results of current exploration activities; the results from future exploration opportunities; significant declines in metal prices; currency fluctuations; increases in production costs; differences in ore grades, recovery rates, and tonnes mined from those expected; changes in mining, or heap leaching rates from currently planned rates; general market and industry conditions; and other factors detailed in the Company’s filings with the U.S. Securities and Exchange Commission.

Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. Pacific Rim’s actual results, programs and financial position could differ materially from those expressed in or implied by these forward-looking statements.

The TSX and The AMEX have neither reviewed nor accept responsibility for the adequacy or accuracy of this release.

#410 – 625 Howe Street, Vancouver, BC V6C 2T6
Toll Free 1- 888-775-7097 Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: info@pacrim-mining.com Website: www.pacrim-mining.com